Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Trustees

General Communication, Inc.

Qualified Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statement on Form S–8 (No. 333–152857) of General Communication, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) which appears in the December 31, 2008 annual report on Form 11–K of General Communication, Inc. Qualified Employee Stock Purchase Plan.

(signed) KPMG LLP

Anchorage, Alaska
June 29, 2009